The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

October 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	YouneeqAI Technical Services, Inc.
Registration Statement on Form S-1
Filed May 10, 2023
File No. 333-271798

Dear Ms. Ishmukhamedova:

This letter is submitted by legal counsel to YouneeqAI Technical Services, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 6, 2023 relating to the Registration Statement on Form S-1 submitted to the Commission on May 10, 2023 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.

Registration Statement filed May 10, 2023

Cover Page

1.	We note that your common stock is quoted on the OTC Pink market and that your selling stockholders "may sell their securities at market prices or at any price in privately negotiated transactions." Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your disclosure throughout to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.
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ANSWER: Please see amended language on the cover page to reflect a fixed price until such time as the Company is uplisted to OTCQB at a minimum.

2.	Please revise to disclose the aggregate voting power held by Murray Galbraith, your Chief Executive Officer, taking into account both the common stock and series A convertible preferred stock held.

ANSWER: We have added a disclosure on the prospectus cover page reflecting Mr. Galbraith’s aggregate voting control.

Prospectus Summary

Our Company, page 2

3.	Please revise to prominently disclose that your business will rely entirely on your License Agreement with Digital Cavalier Technology Services, Inc., and the nature of the relationship between Digital Cavalier Technology Services and the company. In addition, clarify whether the License Agreement was negotiated at arm's length, and to the extent it was not, clarify that the terms of the License Agreement may not be as favorable to you as if it had been negotiated at arm’s length with an unaffiliated third party.

ANSWER: We have added disclosures more prominently throughout the document regarding the reliance on the License Agreement and the nature of the relationship between the two companies. We have also clarified the original negotiation of the License Agreement as being arm’s length on page 2 of the Amended Registration Statement, and that subsequent amendments were negotiated when the parties shared Murray Galbraith and Jim Romano in leadership roles; Mark Spoone remained and remains unaffiliated with Digital Cavalier.

Risk Factors, page 5

4.	We note that Article XII of your bylaws identifies the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act and, if so, include related risk factor disclosure. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

ANSWER: The Company advises the Staff that we have amended the bylaws and the exclusive forum provisions in the Amended Bylaws clarifies that the designation of the Eighth Judicial District Court of Clark

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County, Nevada as the exclusive forum will not apply in certain circumstances, including actions where another court has exclusive jurisdiction. The Amended Bylaws state that,

“unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, (or if the Eighth Judicial District does not have jurisdiction, the federal district court for the District of Nevada) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the name or right of the Corporation or on its behalf, (b) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s shareholders, (c) any action arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Articles of Incorporation or these Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction” (emphasis added).

Accordingly, the provision does not designate the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for any derivative action arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since there is exclusive federal jurisdiction for such an action, and instead designates the federal district court for the District of Nevada in such instance.

Further, in response to the Staff’s comment, the Company has updated the disclosure on page 4 of the Registration Statement to clarify the exceptions to the exclusive forum designation in the Company’s Amended Bylaws. The Amended Bylaws have been attached as Exhibit 3(ii).7.

5.	We note the following language in Exhibit 10.2 “[f]urther, should the contemplated merger of YOUNEEQ and AMHV not conclude by February 8th, 2023, then AMHV will have the right to convert all License Fees paid to YOUNEEQ into equity in YOUNEEQ at CDN$0.10 per share at the first anniversary of this Agreement and Youneeq shall forfeit and resign all Board seats.” Please provide the status of the merger and whether AMHV has converted the license fees into equity and update the risk factors and MD&A sections accordingly. Please file the copy of the merger agreement as an exhibit.

ANSWER: The Company’s intent with the Amendment and Extension Agreement dated February 6, 2023 was to modify the cancellation prior to the end of the term such that an effective registration statement would make the License Agreement non-cancellable prior to the end of the term, and to extend the term for an additional 24 months. Although not expressly stated, the Amendment and Extension Agreement referencing the registration statement was in lieu of the previously contemplated merger. This clarification has been made on pages 4 and 33.

Our success and ability to grow our business depend on retaining and expanding our customer base..., page 7

6.	We note multiple references to "existing customers." We further note that you have reported zero revenues in the past two years. Please revise to clarify whether you have any existing customers and disclose the material terms of any agreements with those customers.

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ANSWER: In addition to clarifying the risk factor to more clearly indicate that we are at the very beginning of implementing the business plan, the Company has added a disclosure about our current customers and the basic terms of the annual service agreement on page 8 and again on page 44.

AI Based Technology Overview, page 32

7.	The business description's focus on the software gives the impression that the company developed the software. Please revise the description of business to explicitly state that Digital Cavalier Technologies created and still owns the AI product and that YouneeqAI licenses the product. In addition, include a discussion regarding whether Digital Cavalier Technologies or YouneeqAI is responsible for developing new functionalities and conducting ongoing maintenance of the software. Finally discuss the implications of such ownership for your business both here and in the risk factor disclosures and as appropriate elsewhere in the registration statement.

ANSWER: The description of the software has been revised and the ownership of the AI by Digital Cavalier has been reinforced in the AI Based Technology Overview on Page 33, as well as in the Risk Factors on Page 6.

8.	We note your disclosure that "YouneeqAI is a cookieless artificial intelligence (AI) based ecommerce product customization and recommendation platform that automatically improves the customer experience without the need for CRM data, complex journeys, or even cookies" and that YouneeqAI provides ecommerce personalization and recommendations for Shopify and other platforms. Please revise to provide a more complete discussion regarding how YouneeqAI operates, including the source of data used for personalizing recommendations without CRM data or cookies. In addition, clarify whether YouneeqAI is reliant on any third-party API's or data providers such as Shopify or other ecommerce platforms.

ANSWER: The Company has further described the operation of YouneeqAI and how the personalized recommendations are formed on page 33.

9.	You disclose that once you secure financing, management believes you will be able to quickly implement your sales and marketing plan and commence sales of the software-asa- service. You also state that you intend to secure financing for your operations by the third quarter of 2023 and begin implementing your plans. Please revise to explain the basis for your belief that you will be able to quickly implement your plan once financing is secured, including but not limited to, the readiness of the SaaS offering for commercialization, whether Digital Cavalier Technologies has previously and/or currently generates revenues from the SaaS offering, and whether you have any agreements with potential customers. Also, given your current lack of funding commitments, explain the basis for your assertion that you intend to secure financing by the third quarter of 2023. Include an explanation as to why sufficient financing has not been obtained since signing the Licensing Agreement in February 2022 and what conditions or circumstances have changed or are expected to change such that you that you anticipate being able to obtain such funding. Finally, please disclose that you currently have no commitments for financing, quantify the amount of funding required to implement the budgeted plan of operations disclosed, and the impact on your plans if you do not obtain such funding or are unable to fully fund your plans as disclosed. Refer to Item 303(a) of Regulation S-K.

ANSWER: We have revised the disclosures to respond to your comment.

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Liquidity and Capital Resources, page 42

10.	You state that in order for you to continue as a going concern, you "may" need to obtain additional debt or equity financing and that there can be no assurance that you will be able to secure additional debt or equity financing. In light of your current cash balance and significant cash obligations, coupled with the fact that you have no funding commitments and will not receive any proceeds from this offering, please revise to describe management’s specific plans to obtain additional financing, including the amount of minimum funding necessary to meet your operating needs for at least the next 12 months. In addition, discuss the timing and dollar amount of your current obligations including the scheduled monthly payments as required by the License Agreement. Finally, quantify the amount of time that your current cash balance can support operations. Refer to Item 303(b)(1) of Regulation S-K.

ANSWER: We have updated the disclosure in response to your comment.

11.	We note your disclosure on page F-12 regarding the Paycheck Protection Program loan for $199,920. Please revise to discuss the status of the note payable, including whether you met the requirements for the loan to be converted into a "grant" pursuant to Section 1106(i) of the Cares Act.

ANSWER: We have updated the disclosure in response to your comment.

Conflicts of Interest - Corporate Opportunities, page 46

12.	We note that Mr. Galbraith and Mr. Romano are the CEO and an advisor to Digital Cavalier Technology Services Inc. respectively. We further note your disclosure that your board of directors "adopted a policy that the company will not do business with any entity in which any officer or director serves as an officer or director or in which they or their family members own or hold a controlling ownership interest." Please revise to reconcile your disclosures or advise.

ANSWER: The Company respectfully advises that it has corrected that statement on page 49 to reflect that it does NOT have any such policy in place.

Executive and Directors Compensation, page 48

13.	Please revise the summary compensation table, as appropriate, to include any stock based compensation furnished to your officers and directors, including any stock issued as compensation by a third party. Refer to Item 402(m)(1) of Regulation S-K. To the extent the stock based compensation is included in the summary compensation table, include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements or footnotes to the financial statements, if any, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Finally, clarify how his compensation will be allocated between the companies moving forward.

ANSWER: Please see the updated table on page 52.

Security ownership of certain beneficial owners and management..., page 50

14.	Please revise your beneficial ownership table to include a column that clearly reflects the aggregate voting power held by each person or entity listed. For example, we note that through Digital Cavalier Technologies, Mr. Galbraith has dispositive voting control over
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30,000,000 shares, and there are 52,609,106 shares outstanding, representing approximately 57% control of the company.

ANSWER: We respectfully disagree with the statement that Mr. Galbraith has dispositive voting control of 57% of the company; Digital Cavalier Technologies owns 20,000,000 shares of common stock and 1,000 Series A Preferred Shares, which are convertible into (and voting equivalent) 10,000,000 shares of common stock, providing the 30,000,000 shares listed in the beneficial ownership. In order to calculate the control percentage, the fully diluted shares were used; the voting equivalent shares (10,000,000 from Digital Cavalier, and 1,550,000 from the two other Series A Preferred holders) are added to the common shares issued and outstanding in the denominator. Mr. Galbraith does not vote 30,000,000 shares out of 52,609,106, but rather 30,000,000 shares out of 64,159,106 shares (46.76%). The 64,159,106 figure is the Company’s issued and outstanding shares on a fully diluted basis, as there are no warrants, options, or other conversion rights outstanding.

We have amended the beneficial ownership tables to demonstrate the common shares, preferred shares, and aggregate holdings more clearly, and believe that the footnotes adequately explain the holdings and control. The holdings of the shareholders not holding conversion rights were updated to reflect their holdings of issued and outstanding shares (not on a fully diluted basis).

Consolidated Financial Statements

Note 4. Going Concern, page F-10

15.	You disclose that actions presently being taken to further implement the business plan and generate additional revenue provide you the opportunity to continue as a going concern, however, additional funding will be required to maintain your operations. Elsewhere you disclose that you currently have no arrangements in place for additional financing and that you believe cash is sufficient to conduct limited operations for one month. Please revise to clarify whether management has determined that substantial doubt exists about the company's ability to continue as a going concern within one year of the date that the financial statements were issued. If so, clearly indicate as such and revise to describe management’s specific actions and plans that are intended to mitigate the conditions or events that raise substantial doubt about your ability to continue as a going concern and enable the company to remain viable for at least the 12 months following the date of the financial statements. Refer to ASC 205-40-50-13.

ANSWER: Please see updated Note 4 on page F-25.

Recent Sales of Unregistered Securities, page II-2

16.	Please revise to furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, provide the date of each sale, name the person or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

ANSWER: The Company has provided a tabular presentation of the sales of unregistered securities with the required information, along with footnotes for each entry giving the exemption from registration claimed.

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General

17.	We note your disclosure on page 19 that the Company has no full-time employees and its officers are independent consultants who devote up to 50 hours per week to company business. This seems to contradict with disclosure on page 44 that shows Murray Galbraith, CEO, as a full-time employee. Please disclose how the CEO splits his time between two companies (Digital Cavalier and YouneeqAI) and reconcile the “directors and executive officers” section with other sections of the filing. Such as:
•	“Although we currently have full-time management…” on page 6;
•	“We have no full-time employees which may impede our ability to carry on our business. Our officers are independent consultants who devote up to 50 hours per week to Company business. The lack of full-time employees may very well prevent the Company’s operations from being efficient, and may impair the business progress and growth, which is a risk to any investor.” On page 19;
•	“Other than Mr. Galbraith, the Company has no other employees.” On page 45;
•	“We do not have employment/consultant agreements with our officers. We have month-to-month consulting arrangements with our executive officers.” On page 50.

ANSWER: The statements regarding employment and time spent working have been corrected and/or clarified throughout the document to reflect that Mr. Galbraith is only an employee of Digital Cavalier and not of YouneeqAI, and the total time spent working at the two entities.

18.	We note the following language in Exhibit 10.3 “In the event that YAI is successful in achieving the effectiveness of the S-1 Registration Statement for its common shares in which DCTS is able to register shares for resale and/or distribution, then the License Agreement shall become non-cancellable for any reason, except the failure to commercialize the IP and technology within twenty-four months after the date of effectiveness of the S-1 Registration.” Please disclose all material terms and conditions of the agreement between the two parties in the event you are successful in achieving the effectiveness of the Form S-1 and update the license clause and related transactions clause accordingly.

ANSWER: We have updated several sections throughout the document, including the license and related transactions clauses to include specific information about the agreement between the two parties in the event the effectiveness of the S-1 occurs.

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We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert

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